UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One):

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2011

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                 to

Commission file number:   000-50924

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Beacon Sales Acquisition, Inc.

401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Beacon Roofing Supply, Inc.

One Lakeland Park Drive

Peabody, MA 01960

BEACON SALES ACQUISITION, INC.

401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

(MODIFIED CASH BASIS)

YEARS ENDED SEPTEMBER 30, 2011 AND 2010

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

(MODIFIED CASH BASIS)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator and Participants

Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan as of September 30, 2011 and 2010 and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule have been prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at September 30, 2011 and 2010, and the changes in its net assets available for benefits (modified cash basis) for the years then ended, on the basis of accounting as described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of September 30, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Boston, Massachusetts
March 26, 2012

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BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits (Modified Cash Basis)

September 30, 2011 and 2010

	2011	2010
Assets:
Investments:
Mutual funds	$77,355,284	$78,409,505
Common/collective trusts	16,944,974	15,983,791
Employer securities	1,400,368	1,307,560
	95,700,626	95,700,856
Notes receivable from participants	3,154,422	2,997,807
Net assets including investments at fair value	98,855,048	98,698,663
Adjustment from fair value to contract value (Note 2)	(520,359)	(787,894)

Net assets available for benefits	$98,334,689	$97,910,769

See accompanying notes.

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BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis)

Years Ended September 30, 2011 and 2010

	2011	2010
Additions:
Additions to net assets attributed to:
Investment income:
Net (depreciation) appreciation in fair value of investments	$(4,531,092)	$4,858,167
Interest and dividends	2,334,859	1,920,898
	(2,196,233)	6,779,065

Interest income on notes receivable from participants	123,083	120,908
Contributions:
Employer	4,264,210	5,489,361
Participants	6,551,796	6,087,522
Rollovers	846,797	570,786
	11,662,803	12,147,669

Total additions	9,589,653	19,047,642

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	9,145,169	10,846,936
Administrative expenses	20,564	24,339
Total deductions	9,165,733	10,871,275

Net increase	423,920	8,176,367

Net assets available for benefits:
Beginning of year	97,910,769	89,734,402

End of year	$98,334,689	$97,910,769

See accompanying notes.

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BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements (Modified Cash Basis)

Year Ended September 30, 2011

Note 1 - Description of Plan

The following description of Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document, including the Adoption Agreement, for more complete information. The Plan Sponsor is Beacon Sales Acquisition, Inc. (the “Company”).

General - The Plan is a defined contribution plan covering all non-union employees of the Company who have completed ninety (90) days of service with the Company and are age twenty-one (21) or older. Employees covered by a collective bargaining agreement are generally excluded from participation. All employees who are non-resident aliens are excluded from participation as well. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Each year, participants may contribute up to one hundred percent (100%) of their pre-tax annual compensation as defined in the Plan, subject to Internal Revenue Code (IRC) limitations ($16,500 for 2011). Individuals who are age fifty (50) or older, and who contribute the maximum federal limit, are eligible to make an additional contribution called a “catch-up contribution.” The allowed maximum catch-up contribution for 2011 was $5,500. Participants may also contribute amounts representing rollover distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. New participants who do not make an election regarding Plan participation are automatically enrolled at a contribution level equal to 6% of their pre-tax annual compensation.

The Plan offers twenty-five (25) mutual funds, one (1) common/collective trust fund, and the stock of the Company as investment options.  All Company contributions are determined at the discretion of the Company’s board of directors. For the years ended September 30, 2011 and 2010, the Company made matching contributions equal to fifty percent (50%) of the first 6% of a participant’s elective contribution based on pre-tax eligible compensation. Additional amounts associated with profit sharing were contributed in those years to participants with a minimum of one year of service and who were also employed on the last day of the Plan year and earned 1,000 hours of service in that Plan year (unless the participant terminated during the year due to retirement, death or disability). These discretionary profit-sharing contributions, including benefits from forfeitures, totaled $1,813,511 and $3,472,252 during the years ended September 30, 2011 and 2010, respectively. Profit-sharing amounts may be contributed in the future at the discretion of the Company’s board of directors. Contributions are subject to certain IRC limitations.

Participant Accounts - Each participant’s account is credited with the participant’s contributions and allocations of a) the Company’s contribution, b) Plan earnings, and c) Plan expenses. Allocations are based upon participant compensation, contributions and/or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeitures under the plan may be used to reduce the Company’s contributions.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contributed portion of their accounts, plus the earnings thereon, is based on years of service. A participant is one hundred percent (100%) vested in both the discretionary and matching contributions after six (6) years of credited service (minimum 1,000 hours per Plan year). Vesting is accelerated upon termination due to early or normal retirement, death or disability. The following represents the vesting schedules for both the discretionary profit-sharing and discretionary matching Company contributions:

Years of Service	Vested Percentage
Less than two (2) years	0%
Two (2) years	20%
Three (3) years	40%
Four (4) years	60%
Five (5) years	80%
Six (6) years	100%

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BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements (Modified Cash Basis) - Continued

Year Ended September 30, 2011

Note 1 - Description of Plan - Continued

Participant Loans - Participants may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 (reduced by the highest outstanding balance of any prior loans from the Plan during the prior one-year period), or fifty percent (50%) of their vested account balance. For the year ended September 30, 2011, the interest rates charged on participant loans ranged from 4.25% to 9.25%. Principal and interest amounts are paid through payroll deductions. Participants are charged a fee when taking out a loan. For the years ended September 30, 2011 and 2010, there were fees of $14,350 and $14,900 charged to loan recipients, respectively, which are included in administrative expenses.

Payment of Benefits - Benefits are payable in a lump sum upon separation from service, death or disability. In-service distributions are available for hardship, or attainment of age 59½. In any event, payment of benefits must commence at the later of when the participant reaches age 70½ or termination of employment (except benefit payments must commence at age 70½ if the participant owns 5% or more of the Company’s outstanding stock). Participants may also receive distributions from rollovers of prior qualified plans.

The Plan also provides for involuntary distribution of account balances for terminated participants with account balances of less than $1,000. Participant accounts of terminated participants with balances between $1,000 and $5,000 are automatically rolled into an IRA account if the participant does not elect payment.

Forfeitures - Forfeitures of the non-vested portion of participant accounts may be used to reduce future Company discretionary and matching contributions and/or to increase profit-sharing contributions. Total forfeitures of $275,819 and $524,293 were used in a combination of these ways in the years ended September 30, 2011 and 2010, respectively. At September 30, 2011 and 2010, the balances in the forfeitures account totaled $433,117 and $295,934, respectively.

Note 2 - Summary of Significant Accounting Policies

Adoption of Accounting Pronouncements – In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, which requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. In accordance with the Plan’s adoption of ASU 2010-25 in 2011, participant loans have been classified as notes receivable from participants as of September 30, 2011 and 2010 and the associated interest income earned has been presented separately from investment income. This adoption did not change the value of participant loans from the amount previously reported as of September 30, 2010.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The adoption of the provisions of ASU 2010-06 did not have a significant impact on the Plan’s financial statements.

New Accounting Standards to Be Adopted - In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which changes the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011, and should be applied prospectively. Early adoption is not permitted. The Plan is currently evaluating the impact ASU No. 2011-04 will have on the financial statements.

In September 2011, the FASB issued ASU No. 2011-09, Compensation-Retirement Benefits-Multiemployer Plans, which requires employers to provide additional separate disclosures for multiemployer pension plans and multiemployer other postretirement benefit plans. ASU 2011-09 is effective for fiscal years ending after December 15, 2011 and is required to be applied retrospectively. The Plan does not currently expect ASU No. 2011-09 to have an impact on the financial statements.

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet: Disclosures about Offsetting Assets and Liabilities, which requires an entity to disclose certain information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments in this Update for annual reporting periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Plan does not currently expect the adoption of ASU No. 2011-11 to have an impact on the financial statements.

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BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements (Modified Cash Basis) - Continued

Year Ended September 30, 2011

Note 2 - Summary of Significant Accounting Policies - Continued

Basis of Accounting - The Plan follows the modified cash basis of accounting, which is the cash basis of accounting except for investments, which are adjusted to fair value.

Use of Estimates - The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition - Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

The INVESCO Stable Value Trust Fund invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a settlement date basis. Interest income and dividend income are recorded when received. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants - Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of September 31, 2011 or 2010. If a participant ceases to make loan repayments and the Plan Sponsor deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses - Expenses incurred in the administration of the Plan are paid directly by the Company, except those relating to recordkeeping fees on the participant loans and processing fees for certain benefit payments that are allocated to the respective individual participants’ accounts.

Note 3 – Investments

Investments that represent 5% or more of the fair value of the Plan’s net assets at September 30 were as follows:

Mutual Funds:	2011	2010
American Funds Growth Fund of America	$15,432,452	$16,101,937
American Funds Capital Income Builder	15,193,117	15,499,804
American Funds Fundamental Investors	8,093,375	8,481,906
American Funds EuroPacific Growth Fund	6,165,611	7,110,343
Common Collective Trust:
INVESCO Stable Value Fund (at contract value)*	16,424,615	15,195,897

*The fair value of the Plan’s investment in the INVESCO Stable Value Fund was $16,944,974 and $15,983,791 at September 30, 2011 and 2010, respectively.

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BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements (Modified Cash Basis) - Continued

Year Ended September 30, 2011

Note 3 – Investments - Continued

During the years ended September 30, 2011 and 2010, the Plan’s investments (including investments purchased and sold, as well as held during the years) appreciated (depreciated) in fair value as follows:

	Years Ended September 30,
	2011	2010

Mutual funds	$(4,707,053)	$4,975,629
Employer securities	175,961	(117,462)
	$(4,531,092)	$4,858,167

Note 4 – Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

–	quoted prices for similar assets and liabilities in active markets
–	quoted prices for identical or similar assets or liabilities in markets that are not active
–	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
–	inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following is a description of the valuation methods used for Plan assets measured at fair value at September 30, 2011 and 2010. There were no changes in the methods used at September 30, 2011 and 2010.

Mutual funds: Valued at the net asset value of shares held by the Plan at year-end, quoted in an active market.

Common/collective trust: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer. There are no redemption restrictions related to the common/collective trust.

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BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements (Modified Cash Basis) - Continued

Year Ended September 30, 2011

Note 4 – Fair Value Measurements – continued

Employer securities: Valued at the closing price reported by The NASDAQ Global Select Market at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methods or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of September 30, 2011 and 2010:

	Assets at Fair Value as of September 30, 2011
	Level 1	Level 2		Level 3	Total

Mutual funds:
Stock investments	$58,202,270	$		$	$58,202,270
Blended fund investments	13,564,524				13,564,524
Bond investments	5,588,490				5,588,490
Total mutual funds	77,355,284				77,355,284
Common/collective trusts			16,944,974		16,944,974
Employer securities	1,400,368				1,400,368
Total investments at fair value	$78,755,652		$16,944,974	$	$95,700,626

	Assets at Fair Value as of September 30, 2010
	Level 1	Level 2		Level 3	Total

Mutual funds:
Stock investments	$60,828,991	$		$	$60,828,991
Blended fund investments	11,422,314				11,422,314
Bond investments	6,158,200				6,158,200
Total mutual funds	78,409,505				78,409,505
Common/collective trusts			15,983,791		15,983,791
Employer securities	1,307,560				1,307,560
Total investments at fair value	$79,717,065		$15,983,791	$	$95,700,856

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BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements (Modified Cash Basis) - Continued

Year Ended September 30, 2011

Note 5 - Related Party Transactions

The Company pays certain administrative expenses of the Plan. During the years ended September 30, 2011 and 2010, the Company paid $42,189 and $66,721, respectively, for such Plan expenses. Also, the Plan uses the Company’s personnel and facilities for its accounting and other activities at no cost to the Plan.

The Plan holds units of a common collective /collective trust fund and shares of mutual funds managed by INVESCO and American Funds, respectively. INVESCO serves as agent to the Plan while American Funds is the recordkeeper. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

Note 6 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their accounts.

Note 7 - Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (the “Code”), and therefore, the related trust is tax exempt. In accordance with Revenue Procedures 2011-6 and 2005-16, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes the Plan is qualified, and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by defined contribution plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan and has concluded that, as of September 30, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2008.

Note 8 - Risks and Uncertainties

The Plan and its participants invest in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9

SUPPLEMENTAL INFORMATION

10

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

PLAN:  001

EIN:  36-4173366

Schedule H, Line 4(i) -

Schedule of Assets (Held at End of Year) (Modified Cash Basis)

September 30, 2011

(a)	(b)	(c)	(e)
	Identity of issue, borrower,		Current
	lessor or similar party	Description of investment	value

	Mutual Funds:
*	American Funds Growth Fund of America	583,237 Shares	$15,432,452
*	American Funds Capital Income Builder	324,016 Shares	15,193,117
*	American Funds Fundamental Investors	252,997 Shares	8,093,375
*	American Funds EuroPacific Growth Fund	183,391 Shares	6,165,611
	PIMCO Total Return Fund	430,703 Shares	4,647,287
	Columbia Small Cap Index Fund	272,109 Shares	3,931,980
*	American Funds New Perspective Fund	147,027 Shares	3,622,747
	Columbia Mid Cap Index Fund	292,669 Shares	2,862,304
*	American Funds 2030 Target Date Fund	317,917 Shares	2,705,473
*	American Funds 2025 Target Date Fund	301,650 Shares	2,536,877
*	American Funds 2020 Target Date Fund	223,154 Shares	1,914,662
*	American Funds 2035 Target Date Fund	206,872 Shares	1,743,930
*	American Funds 2040 Target Date Fund	167,107 Shares	1,413,729
	INVESCO Van Kampen Small Cap Value Fund	97,869 Shares	1,370,168
*	American Funds 2015 Target Date Fund	121,489 Shares	1,070,318
*	American Funds 2045 Target Date Fund	109,258 Shares	923,233
	Oppenheimer International Bond Fund	130,395 Shares	820,182
*	American Funds New World Fund	17,789 Shares	794,809
*	American Funds 2050 Target Date Fund	89,938 Shares	745,583
*	American Funds 2010 Target Date Fund	54,282 Shares	485,284
	Columbia Large Cap Index Fund	21,498 Shares	472,734
*	American Funds High Income Trust Fund	23,034 Shares	238,637
	PIMCO Real Return Fund	10,102 Shares	121,021
*	American Funds 2055 Target Date Fund	2,489 Shares	25,435
	INVESCO Global Real Estate Fund	2,753 Shares	24,336
			77,355,284

*	Beacon Roofing Supply Inc. Employer Stock Fund: Employer securities	87,576 Shares	1,400,343
	Cash – pending purchases of employer securities		25
			1,400,368
	Common/Collective Trust:
	INVESCO Stable Value Fund	16,424,615 Units	16,424,615

*	Participant loans	Interest rates ranging from 4.25% to 9.25%	3,154,422

			$98,334,689

* Party-in-interest as defined by ERISA.

Note: Cost information has not been included because all investments are participant-directed.

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BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

EXHIBIT INDEX

Exhibit No.
23	Consent of Ernst & Young LLP

SIGNATURE

The Plan.    Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BEACON SALES ACQUISITION, INC.
401(k) PROFIT SHARING PLAN

Date: March 26, 2012		/s/ David R. Grace
	By:	David R. Grace
Executive Vice President and
Chief Financial Officer

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